Business Plan: Executive Summary—Spotlight:Girls

Contact: Lynn Johnson, Co-Founder/CEO - lynn@gogirlscamp.com | 415-595-9798 (c)

Overview

Spotlight:Girls (formerly Glitter & Razz Productions LLC) is celebrating and activating girls and women through multi-media learning products, services, and events. Since 2008, we have been teaching girls the social/emotional skills they need to make happy and healthy choices in their own lives and to become the compassionate leaders the world needs them to be. In our Go Girls! Camps, located in the San Francisco Bay Area, girls make and perform their own plays that promote pro-social skills development. Now, we are working to reach thousands of girls by scaling our business through replication. By franchising our camps and sharing our methodology through curricula and a variety of media, we will be able to educate and equip girls from a diversity of communities across the country.

Growing Need

As a society, we are experiencing unbearable levels of disconnection, disengagement, and distrust in our schools, workplaces, and neighborhoods. We lack the skills to bridge our differences, listen to each other, share our opinions in respectful ways, empathize, and work together to solve problems. Our communities are suffering from a serious compassion deficit:

- 32% of girls ages 8-17 say that their number one concern is being teased, judged, or made fun of
- 56% of all students have witnessed a bullying crime take place at school
- Research shows that lacking the skills of emotional intelligence leads to anxiety, depression, and other mood disorders that seriously impede their learning, development
- Girls are far more likely to suffer from these disorders than boys - twice as much by the time they reach adolescence

Value Proposition

We believe that girls and women must be prepared to lead our society towards a compassion revolution. We know from research and experience that we can activate their compassionate leadership by providing them the opportunity to learn and practice key social/emotional skills with others through play, making, and artistic expression.

Since our inception seven years ago, we have built our business to $300K in revenue. In the Bay Area, our camps have been well received. We have encountered tremendous demand to bring our methodology and programming to schools and afterschool programs. We also regularly receive requests to bring Go Girls! Camps to various locations around the United States including San Diego, Portland, and New Jersey.

Our business plan outlines our vision of to expand from 5 camps in the Bay Area in 2015 to 34 camps by nationwide in 2020 (reaching approximately 3600 girls), utilizing a unique franchise model. This model would allow individual artist/entrepreneurs to purchase the run their own camps and afterschool clubs like we do here in the Bay Area. It would also allow other individuals and non-profit organizations to purchase a license to serve girls in highly vulnerable communities. Through a consultant model, we will provide ongoing training and capacity building support to these organizations and individuals to help them best replicate our curriculum to fit their community context.

In order to do this, we will need to develop the following:

- Curriculum and training materials for franchisees (both online and offline)
- Media that franchisees can use in their camps
- Marketing materials and collateral to be shared by all camps

Revenue Model

Spotlight:Girls generates revenue from several sources. We project income from Go Girls! Camps (summer and school break) and afterschool clubs will exceed $400K in 2016. When the franchise program comes online in 2017, for-profit franchisees will pay a $7500 training/set-up fee and then 8% of their revenues from their Go Girls! Camps. Non-profit franchisees will pay a one-time fee of $5000.

In addition to the franchisees, we educate parents and other girl advocates through online courses, workshops, and retreats. We also sell our original books and related materials to girls and their families allowing them to bring the lessons of Go Girls! home with them. As the numbers of Go Girls! grows through franchising, the more sales of related products will increase.

Milestones
Go Girls! Camp has grown from a single Oakland camp in 2008 serving 17 girls to serving 461 girls in 5 Bay Area locations in 2015. During 2011 through 2014, we piloted both in-school & afterschool programs with over 500 girls participating. In 2011, we received *recognition from Ashoka Changemakers* as we were 1 of 15 finalists from over 600 entries from all over the world in Ashoka's "Activating Empathy" competition. In 2013, we successfully raised $26,000 on the StartSomeGood platform that allowed us to document our methodology and bring free Go Girls! Camp to girls on a Native American reservation in Humboldt County, CA.

Goals for Upcoming Year
We are seeking $300,000 ($100,000 in the first round) to allow us to expand our work across the country. With this investment, by the end of 2016, we will:

- Grow to over 500 girls in our Bay Area camp
- Hire a full-time Marketing Manager and increase our overall marketing budget
- Hire a Franchise Director, pilot franchise program in Sonoma/Napa region, and build all franchise materials
- Publish the next 2 books of the Go Girls! *Starring…* series and *Go Squirrel!* series for young children and establish an online store

Core Team
Lynn Johnson, Co-Founder/CEO - 25 years experience teaching social/emotional, leadership, and communication skills through theater and other arts forms to youth and adults.

Allison Kenny, Co-Founder/Artistic Director - 15 years experience as an expert teaching artist in theater and expressive arts; writer, blogger, actor.
Chrissy Mulvihill, Bay Area Camp Director - Award-winning teacher, champion coach, and facilitative leader with over 25 years experience as a public school educator.

Advisory Board (select list)
Christine Carter, PhD - Sociologist, happiness expert, author of *Raising Happiness* and *Sweet Spot: How to Find Your Groove at Work and Home,* Senior Fellow at Greater Good Science Center, Berkeley
Derek Goldman, PhD - Theater Director, Professor, Playwright, Artistic Director of Davis Performing Arts Center at Georgetown University
Julie Lythcott-Haims - Author, *How to Raise an Adult,* Speaker, Former lawyer and Stanford dean
Betty Ray - Director of Programming & Innovation at Edutopia, George Lucas Educational Foundation
Brandi Riley - Social Media strategist, Content Creator & Online Influencer, Founder of MamaKnowsBest.com, Social Media Manager for SheKnows
Michael Topf - MBA, Finance/Accounting, VP/Controller at Jamba Juice
Irene van der Zande - Founder & Executive Director of Kidpower Teenpower Fullpower International
Steve Wright - Experienced social sector executive and management consultant, Former VP, Grameen Foundation and Director of Innovation at Salesforce.com Foundation